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                                                                     Exhibit 2


                                                     Contact: Barry N. Huntsman
                                                                 (318) 237-5300

FOR IMMEDIATE RELEASE

                    AMBAR ANNOUNCES AGREEMENT TO BE ACQUIRED
                BY THE BEACON GROUP ENERGY INVESTMENT FUND, L.P.

         LAFAYETTE, LA., July 1, 1996 -- AMBAR, Inc. (NASDAQ: AMBR) announced today that it has executed a definitive agreement with The Beacon Group Energy Investment Fund, L.P. for the acquisition of all of its common shares.

         Under the agreement, an affiliate of the Beacon fund will commence a tender offer for all of AMBAR's shares at a price of $18 per share. Following the successful completion of the tender offer, the remaining shares will be acquired at the same price through a merger with the Beacon affiliate.

         In connection with the merger agreement, Beacon has also entered into an agreement to purchase the 51% of AMBAR's shares currently owned by Randolph
M. Moity, the company's Chairman, President and Chief Executive Officer and the 6% of AMBAR's shares owned by Kenneth J. Boutte, an AMBAR director.

         AMBAR's Board of Directors has approved the tender offer, merger and stock purchase agreements and has recommended that AMBAR's stockholders accept the tender offer. The Board has received the opinion of Raymond James & Associates, Inc. that the transaction is fair, from a financial point of view, to the company's stockholders. The tender offer and merger are subject to various conditions, including that at least 90% of the company's outstanding shares be tendered.

         Mr. Moity noted that "This acquisition provides a very attractive cash price to our stockholders and recognizes the value we at AMBAR have created. The Board of Directors of the company is pleased to recommend unanimously the transaction to the company's stockholders."

         AMBAR designs, blends and markets certain fluids and chemicals, and provides environmental services, primarily along the Louisiana and Texas Gulf Coast.

         The Beacon Group Energy Investment Fund, L.P. is a $658 million equity limited partnership focused on strategic investments in the energy industry. It is affiliated with The Beacon Group, a private investment partnership in New York, which is also engaged in non-energy investments through its Focus Value Fund and provides strategic advisory services to public and private companies.